SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2002

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release

October 31, 2002

SkyePharma Appoints Mr Torao Yamamoto to Board of Directors

LONDON, October 31, 2002 -- SkyePharma PLC (LSE: SKP; Nasdaq: SKYE) confirmed the appointment of Mr Torao Yamamoto as a non-executive director at a Board Meeting held yesterday.  Mr Yamamoto is the Senior Managing Director of the Pharmaceutical Division of Kowa Company Limited in Japan. Kowa was granted the right to nominate a non-executive director to the board of SkyePharma as part of a wide-ranging collaboration signed on May 13, 2002.

Mr Yamamoto has been with Kowa, a Japanese conglomerate with interests in pharmaceuticals, textiles, electronics, optics and chemicals, since 1965. He has held management positions in Japan and the US, where he was General Manager of all Kowa's operations for four years until June 1998. He currently serves on the Board of Directors of Kowa Company Limited, Kowa Pharmaceutical Europe, Ltd., and Kowa Research Europe, Ltd.

Ian Gowrie-Smith, SkyePharma's Executive Chairman stated, " We are delighted that Mr Yamamoto has joined us. As we increase our activities in Japan, Mr Yamamoto's long and extensive cross-border industry experience at the highest levels in a leading Japanese pharmaceutical company will be extremely valuable.

"SkyePharma has conducted a focused business development campaign in Japan which has been rewarded by seven recent agreements with other Japanese companies, the majority involving DepoFoam - our sustained release injectable technology."

SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by enhanced solubilisation capabilities. For more information, visit http://www.skyepharma.com

For further information please contact:

SkyePharma PLC
Michael Ashton, Chief Executive Officer	+44 (0) 207 491 1777
Valerie Tate, Head of Investor Relations
Sandra Haughton, US Investor Relations	+1 (212) 753 5780

Buchanan Communications
Tim Anderson / Nicola How	+44 (0) 207 466 5000

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

October 31, 2002